SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  November 12, 2003

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated November 12, 2003

November 12, 2003

NorskeCanada plans to acquire Newstech Recycling — Western Canada’s largest de-inked pulp producer

Vancouver, BC – Canadian papermaker NorskeCanada announced today its plans to acquire the BC operations of Newstech Recycling from the privately-owned Belkorp Group for an aggregate purchase price of  $58 million, subject to certain closing adjustments.

NorskeCanada will pay $29 million in cash and issue $29 million in common shares to complete the transaction.

In anticipation of closing, NorskeCanada will file a preliminary prospectus qualifying the issuance of the common shares, which will be freely-tradable. The transaction, which is subject to completion of final agreements and regulatory approval, is expected to close in early December.

Newstech, the largest de-inking plant in Western Canada, converts post-consumer newspapers and magazines into a pulp which is used by NorskeCanada for recycled content in its newsprint and directory paper. NorskeCanada is currently Newstech’s primary customer with annual purchases of approximately 120,000 tonnes.

NorskeCanada president and chief executive officer Russell J. Horner said Newstech is a strategic acquisition and its closer integration with the company’s paper mills will help reduce overall manufacturing costs.

“Recycled fibre is an important input for us from both a cost and social responsibility point of view so Newstech is a natural fit with our operations,” Horner said. “Its proximity to our coastal operations and the fact that it is already a very well-run, modern operation creates opportunities for us to consider expansion of capacity.”

Newstech began operation in 1991. It employs state-of-the-art de-inking technology to convert recovered publication papers into a recycled pulp. Newstech purchases supplies of old newspapers and magazines from sources in Western Canada and the US. Over 60% of this supply originates from British Columbia and Alberta.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to anticipated closing of the transaction, costs,  production and capacity and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212